Mail Stop 4561

March 18, 2010

William C. Stone, CEO
SS&C Technologies Holdings, Inc.
80 Lamberton Road
Windsor, Connecticut 06095

> **Re: SS&C Technologies Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 12, 2010**
> **File No. 333-164043**

Dear Mr. Stone:

We have reviewed the above-captioned filing and your response letter dated March 12, 2010, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated March 10, 2010.

Capitalization, page 35

1. We note that you have made various revisions throughout your registration statement to reflect the issuance of 571,726 shares of common stock upon the exercise of options held by certain selling stockholders in connection with this offering. Please tell us the basis for such revisions. In this regard, tell us whether you have firm commitments or signed agreements with certain stockholders to exercise their options upon effectiveness of this offering. If not, then explain further how you determined this adjustment meets the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X and why you believe it is appropriate to include this information in your pro forma disclosures.

Dilution, page 37

2. Please provide the calculations to support the net tangible book value as of December 31, 2009 ($453.5) or ($7.51) and the net tangible book value after giving effect to this offering and the exercise of options ($344.6) or ($4.98).

Selected Historical Financial Data, page 39

3. Please provide the calculations to support the 5,834,509 increase to pro forma basic and diluted weighted average shares outstanding as disclosed in note (2) on page 41.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Liquidity and Capital Resources, page 62

4.   We reissue part of our prior comment 1 to revise your disclosure on page 62 to refer to an increase in accounts receivable versus decrease. To the extent that the change in accounts receivables was impacted by recent acquisitions, then revise to disclose the balance of accounts receivables acquired from TNR and Tradeware at December 31, 2009 that you are excluding from your calculations.

Exhibits and Financial Statement Schedules, page II-4

Exhibit 5.1

5.   Please have your counsel confirm that the reference and limitation to the General Corporation Law of the State of Delaware in Exhibit 5.1 includes statutory provisions, and all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

                    *   *   *   *   *

        As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        You may contact Melissa Feider, Staff Accountant, at (202) 551-3379, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428, or me, at (202) 551-3457. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

                                        Sincerely,

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: Via Facsimile (202) 663-6363
        Justin L. Ochs, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP